September 27, 2024

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Preliminary Contested Proxy Statement on Schedule 14A of News Corporation SEC File No. 001-35769

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-6(d) promulgated under the Securities Exchange Act of 1934, as amended, please be advised that News Corporation (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2024 the Company’s Preliminary Contested Proxy Statement on Schedule 14A and proxy card in connection with the Company’s 2024 Annual Meeting of Stockholders.  The Company currently intends to file the Definitive Proxy Statement with the Commission on or about October 9, 2024.

If you have any questions or comments concerning the materials being transmitted herewith, please contact me at mbunder@newscorp.com or (212) 416-4200.

Sincerely,

/s/ Michael Bunder

Michael Bunder
Senior Vice President, Deputy General Counsel and Corporate Secretary

1211 Avenue of the Americas • New York, NY 10036
newscorp.com